FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
CGX Energy Inc. ("CGX")
333 Bay Street, Suite 1100
Toronto, Ontario
M5H 2R2

Item 2.	Date of Material Change
December 4, 2018.

Item 3.	News Releases
A press release in the form of Schedule A attached hereto was disseminated on December 4, 2018 via CNW News Group.

Item 4.	Summary of Material Change

CGX and Frontera Energy Corporation ("Frontera") announced that they have entered into a binding letter agreement (the "Letter Agreement") to enable CGX to finance the drilling costs related to two shallow water offshore blocks in Guyana, the Corentyne and Demerara blocks, and to provide financial support as a critical step in a series of transactions that CGX is seeking to undertake in order to restructure its liabilities and provide for sufficient working capital to enable it to advance its offshore exploration projects in Guyana.

Under the terms of the Letter Agreement, CGX, CGX Resources Inc., a wholly-owned subsidiary of CGX, and Frontera agreed: (1) to enter into a farm-in agreement and joint operating agreement for the exploration of CGX's two offshore Petroleum Prospecting Licenses in Guyana, the Corentyne and Demerara blocks, subject to approval of the Government of Guyana and other regulatory approval, pursuant to which Frontera would acquire a 33.33% working interest in each of the offshore blocks; (2) to amend the terms of the amended and restated bridge loan facility between CGX, as borrower, and Frontera, as lender, dated April 25, 2018, as extended by a letter agreement between CGX and Frontera dated July 31, 2018 (the "Existing Bridge Loan Agreement"), to amend and extend the maturity date of the Existing Bridge Loan Agreement to September 30, 2019, and provide for an option for Frontera to convert the outstanding principal amount of the loan into common shares in the capital of CGX ; (3) to extend the maturity date of certain indebtedness owed by CGX and its subsidiaries to Frontera in the aggregate amounts of approximately CAD$9.2 million and US$9.9 million as of November 30, 2018; and (4) that Frontera will guarantee an equity financing of CGX of up to US$20 million, the terms of which financing CGX anticipates announcing before the end of the year.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

Please refer to the attached press release dated December 4, 2018 which provides a description of the transaction.

Frontera is a "related party" of CGX under Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Each of the transactions between CGX, CGX Resources Inc. and Frontera is a "related party transaction" within the meaning of MI 61-101, and is exempted from the formal valuation requirement of MI 61-101 pursuant to the exemption provided in section 5.5(b) of MI 61-101, as CGX’s common shares are listed only on the TSX Venture Exchange and not on any of the markets specified in section 5.5(b) of MI 61-101. CGX is exempted from the minority approval requirements pursuant to section 5.7(1)(e) of MI 61-101 on the basis that: (i) CGX is in serious financial difficulty, (ii) the transactions contained in the Letter Agreement are designed to improve the financial position of CGX, (iii) section 5.5(f) of MI 61-101 is not applicable in connection with the transactions provided in the Letter Agreement, (iv) CGX has one or more independent directors in respect of the transactions contemplated in the Letter Agreement, (v) the CGX board of directors and its independent director, acting in good faith, have determined that items (i) and (ii) above apply and that the terms of the Letter Agreement are reasonable in the circumstances of CGX, and (vi) there is no other requirement to hold a meeting of shareholders to approve the transactions contained in the Letter Agreement.

CGX retained counsel specializing in the oil and gas industry to advise it in connection with the farm-in transaction. CGX's board of directors was engaged and kept appraised throughout the course of negotiations with Frontera. Frontera's representative on CGX's board of directors declared a conflict of interest and abstained from voting at the directors' meeting approving the Letter Agreement. The Letter Agreement was approved by Frontera's independent director. There were no contrary views expressed by any director, there were no abstentions by any director of CGX other than the Frontera representative, and there were no material disagreements between the board of directors and the independent director.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
The following officer of CGX may be contacted for further information:

Tralisa Maraj, Chief Financial Officer (416) 364-5569

Item 9.	Date of Report
This report is dated this 10th day of December, 2018.

CGX ENERGY INC. AND FRONTERA ENERGY
CORPORATION

NEWS RELEASE

CGX ENERGY AND FRONTERA ANNOUNCE STRATEGIC GUYANA JOINT VENTURE AGREEMENT

Represents Critical First Step in Recapitalization of CGX and the Advancement of its Exploration Projects in Guyana

Toronto, Canada, December 4, 2018 - CGX Energy Inc. (TSXV: OYL) (“CGX”) and Frontera Energy Corporation (TSX: FEC) (“Frontera”) announced today that they have entered into a letter agreement to enable CGX to finance the drilling costs related to two shallow water offshore blocks in Guyana, currently 100% owned and operated by a subsidiary of CGX. The agreement also provides financial support as a critical step in a series of transactions that CGX is seeking to undertake in order to restructure its liabilities and provide for sufficient working capital to enable it to advance its offshore exploration projects in Guyana.

Under the terms of the letter agreement, Frontera and a wholly owned subsidiary of CGX, CGX Resources Inc., will enter into a farm-in joint venture agreement (the “JV Agreement”) covering CGX’s two shallow water offshore Petroleum Prospecting Licenses in Guyana, the Corentyne and Demerara Blocks. Final approval for the farm-in is required from the Government of Guyana. Upon completion of the agreement and receipt of regulatory approval for the farm-in, Frontera will acquire a 33.33% working interest in the two blocks in exchange for a US$33.3 million signing bonus. Frontera has agreed to pay one-third of the applicable costs plus an additional 8.333% of CGX’s direct drilling costs for the initial exploratory commitment wells in the two blocks. CGX would be the operator with assistance from Frontera.

Professor Suresh Narine, Executive Chairman and Executive Director (Guyana), CGX, said:

“With the Frontera joint venture, CGX will be positioned to accelerate development of the Corentyne and Demerara Blocks, CGX's two largest offshore concessions. We plan to raise additional capital on a basis that will allow shareholders to participate. Our shareholders, who have supported CGX through its difficult times, will thereby be able to benefit from the exciting opportunities ahead for the company. I’m very optimistic about the future of CGX, our relationship as a commercial partner to Guyana and the value that can be created for our shareholders and stakeholders. CGX is widely held as Guyana’s only Indigenous Oil and Gas Exploration company and we remain firmly committed to Guyana and the Guyanese cultural and social fabric. I would like to thank the Government and people of Guyana for their confidence in CGX over the past few years, and I also want to thank the CGX and Frontera teams for all their hard work getting us this far.”

Gabriel de Alba, Chairman of the Board of Directors of Frontera, added:

“We are very excited to work with CGX through this new strategic joint venture in Guyana. Together, we will be well positioned to advance the exploration and development of the most exciting offshore basin in the world.

Combining CGX’s long history and deep roots in the country with Frontera’s technical depth and financial strength creates great opportunities for success for the benefit of CGX, Frontera and the people of Guyana. This joint venture forms an important part of Frontera’s plans to build growth for the future.”

Richard Herbert, Chief Executive Officer of Frontera, commented:

“Offshore Guyana has emerged during the last few years as one of the most exciting exploration areas in the world. CGX’s offshore exploration blocks have been significantly derisked by exploration activity in the basin to date and contain multiple play types which offer significant opportunity. Once executed, our farm-in agreement with CGX will give the Company a direct interest in the significant exploration potential of both the Corentyne and Demarara Blocks. We look forward to building on our relationship with CGX and the people of Guyana as Frontera expands its medium- and long-term opportunity set in the north Andean region of South America and the Caribbean.”

Pursuant to the letter agreement, Frontera and CGX have also agreed to arrangements to provide additional financial support for CGX. Upon the closing of the JV Agreement, CGX will repay Frontera approximately U.S.$17 million of debt which is currently in default and owing to Frontera. This debt will be extended to March 31, 2019 and is expected to be repaid earlier by way of an offset against the U.S.$33.3 million signing bonus payable to CGX referred to above. Frontera will extend its April 25, 2018 bridge loan through September 30, 2019 (which loan is currently in default with principal outstanding of U.S.$8,861,339 plus interest), and will seek regulatory approval to amend the terms to provide Frontera the ability to have the outstanding principal amount of the loan repaid in CGX common shares, at a conversion price of the U.S. dollar equivalent of CDN$0.29 per share, at any point on or before maturity of the loan. This option will allow CGX to enhance its liquidity. Frontera will also agree to guarantee an equity financing of CGX of up to U.S.$20 million, the terms of which CGX expects to announce within the next two weeks. No proceeds from the financing will be payable to Frontera. This financing will enable CGX to settle its U.S.$7,904,037 of liabilities with Japan Drilling Co., Ltd. as disclosed by CGX in its October 31, 2018 press release. The cumulative effect of the transactions if successfully completed would satisfy approximately U.S.$34.5 million of CGX's existing indebtedness and provide CGX with approximately U.S.$27.5 million of net cash. As a result of these transactions, Frontera could increase its ownership of outstanding common shares of CGX from its current ownership of approximately 45.6% (or 50,351,929 shares) to up to approximately 77.5% if no other shareholder participates in the equity financing and Frontera elects to exercise the conversion right attached to the bridge loan.

Corentyne Petroleum Agreement

The Corentyne block contains 1,125,000 net acres offshore Guyana in shallow water, adjacent to the ExxonMobil Stabroek block which has encountered nine discoveries since May 2015. The Utakwaaka well is required to be drilled by November 27, 2019 with an additional exploration well to be drilled by November 27, 2022.

Demerara Petroleum Agreement

The Demerara block contains 750,000 net acres offshore Guyana in shallow water, adjacent to the ExxonMobil Stabroek block which has encountered nine discoveries since May 2015. An exploration well is required to be drilled on the block by February 12, 2021 with a further exploration well by February 12, 2023.

The proposed transactions contemplated by the letter agreement remain subject to customary conditions, including the negotiation and execution of definitive agreements between Frontera and CGX and the requisite regulatory approvals. There is no guarantee that definitive agreements will be executed on the terms contemplated, or at all.

The transactions described herein between Frontera and CGX are related party transactions under Multilateral Instrument 61-101, but are exempt from obligations to obtain a formal valuation and approval from a minority of shareholders. The material change report to be filed by CGX in connection with this news release will contain required disclosure regarding such exemptions.

About CGX Energy:

CGX Energy is a Canadian-based oil and gas exploration company focused on the exploration of oil in the Guyana-Suriname Basin.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

About Frontera:

Frontera Energy Corporation is a Canadian public company and a leading explorer and producer of crude oil and natural gas, with operations focused in Latin America. The Company has a diversified portfolio of assets with interests in more than 30 exploration and production blocks in Colombia and Peru. The Company’s strategy is focused on sustainable growth in production and reserves. Frontera is committed to conducting business safely, in a socially and environmentally responsible manner. Frontera’s common shares trade on the Toronto Stock Exchange under the ticker symbol “FEC”.

If you would like to receive News Releases via e-mail as soon as they are published, please subscribe here: http://fronteraenergy.mediaroom.com/subscribe.

Advisories:

Cautionary Note Concerning Forward-Looking Statements

This news release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, the entering into of definitive agreements, the completion of a financing, obtaining regulatory approvals, continued exploration and success thereof , and CGX obtaining sufficient working capital) are forward-looking statements. These forward- looking statements reflect the current expectations or beliefs of Frontera or CGX, as the case may be, based on information currently available to them. Forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the applicable company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: with respect to Frontera, failure to obtain regulatory approval and reach appropriate definitive agreements with CGX; with respect to CGX (and as applicable Frontera), failure to reach appropriate definitive agreements with Frontera, obtain regulatory approval, complete a financing and successfully explore and develop the offshore blocks, and unforeseen costs and expenses; changes in equity and debt markets; perceptions of the applicable company's prospects and the prospects of the oil and gas industry in the countries where the company operates or has investments; and the other risks disclosed in the applicable continuous disclosure documents under the each company’s profile on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, each of Frontera and CGX disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise. Although each of Frontera and CGX believes that the assumptions inherent in the forward-looking statements applicable to it are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

FOR FURTHER INFORMATION:
Frontera:
Grayson Andersen
Corporate Vice President, Capital Markets
+57-314-250-1467
ir@fronteraenergy.ca
www.fronteraenergy.ca

CGX:
Brooks Lyons
Manager, Commercial & Business Development
+1-832-300-3200
blyons@cgxenergy.com
Tralisa Maraj, Chief Financial Officer
+1-832-300-3200